Fuda Faucet Works, Inc.
Ge Jia Ba, Hua Ting, Yiyang
Jiangxi, PRC 334400

January 22, 2008

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:	Pradip Bhaumik, Attorney-Advisor
Cecilia Blye, Chief Office of Global Security Risk
John Reynolds, Assistant Director, Division of Corporate Finance

Re:	Fuda Faucet Works, Inc.
Form 10-KSB for Fiscal Year Ended May 31, 2007
Filed September 13, 2007
Form 8-K Filed December 10, 2007
File No. 0-09879

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in its letter dated December 27, 2007 relating to the Form 8-K filed December 10, 2007 by Fuda Faucet Works, Inc. (the “Company”). The changes are reflected in a Form 8-K/A amendment. In response to the comments, please be advised as follows.

General

1.
We note the disclosure on page 19 of your Form 8-K that you export your products to Iran, which is a country identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe for us the nature and extent of your past, current and anticipated contacts with Iran, whether through direct or indirect arrangements. Describe in reasonable detail the products and services you have provided or anticipate providing into Iran, and any agreements, commercial arrangements or other contacts with the government of Iran or entities controlled by it.

Response: The Company exported faucet products to Iran during 2005 and 2006. These sales were generated as a result of an Iranian customer’s attendance at the 97th Guangzhou Fair in China in April 2005. The Company’s sales to this customer were $275,000 in 2005 and $131,000 in 2006. At December 31, 2006, the outstanding receivable from this customer was $680. The Company no longer sells products to this customer. To our knowledge, this customer is a privately-owned company. At the time of the sales, the Company was not a subsidiary of a United States entity, but rather was a privately-owned Chinese business whose stockholders were Chinese residents. Thus, at that time, it was not subject to United States export controls.

Except the aforementioned transaction, there is not any other business cooperation or relationship between the Company and this customer. The Company has revised the disclosure under “Sales and Marketing” to disclose the nature and extent of sales to Iran.

2.
You refer variously on pages 12, 15, 17, 22, 25, and elsewhere in your Form 8-K to your exports to the Middle East, and your exports to, and planned operations in, Africa. Your filing does not include any specific information regarding contacts with Sudan or Syria, countries located in the referenced regions that are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan or Syria, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products and services you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

Response: The Company has never done business with Syria or Sudan, and does not have any plans to market products to these countries.

3.
Please discuss the materiality of any contacts described in response to the foregoing comments, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, for each referenced country, the approximate dollar amounts of any associated revenues, assets, and liabilities for the last two years. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. States including California, Connecticut, Maine, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. A number of states have adopted or are considering legislation regarding the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Iran. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, and Syria.

Response: Since the Company does not currently sell products to Iran and has never sold products to Syria or Sudan and does not plan to sell products to any of these countries, the Company does not believe that there is material risk from its decision not to sell products to companies in those countries.

This letter will confirm to you that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing.

•	Staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comment may as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Wu Yiting
Wu Yiting, Chief Executive Officer